Exhibit 99.4

VOTING SUPPORT AGREEMENT

THIS VOTING SUPPORT AGREEMENT is made as of July 28, 2026 (this “Agreement”)

BETWEEN:

INTERMAP TECHNOLOGIES CORPORATION, a corporation existing under the laws of the Province of Alberta (the “Purchaser”)

and

[SECURITYHOLDER], an individual residing in the City of [●] in the Province of [●] (the “Securityholder”)

WHEREAS, in connection with an arrangement agreement dated the date hereof (as may be amended, modified or supplemented from time to time in accordance with its terms, the “Arrangement Agreement”) among the Purchaser, PCI Geomatics Group Inc. (the “Company”) and Grenadier Investments Limited, the Purchaser will acquire all of the issued and outstanding shares in the capital of the Company (the “Company Shares”) not already owned by the Purchaser, subject to the terms and conditions set out in the Arrangement Agreement;

AND WHEREAS it is contemplated that the acquisition will be effected pursuant to a statutory plan of arrangement (the “Arrangement”) pursuant to section 192 of the Canada Business Corporations Act;

NOW THEREFORE for good and valuable consideration the parties agree as follows:

1. Definitions: All capitalized terms used in this Agreement that are not defined herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

2. Securities: The Securityholder represents and warrants to the Purchaser that the Securityholder is the sole registered and beneficial owner of the Company Shares set out in Schedule A (the “Subject Shares”) and the Stock Options set out in Schedule A. If the Securityholder acquires legal or beneficial ownership of, either directly or indirectly, any more Company Shares after the date of this Agreement, including Company Shares acquired on exercise of Stock Options, then those Company Shares will thereafter be treated as “Subject Shares” for the purposes of this Agreement.

3. Ownership of Shares: The Securityholder represents and warrants to the Purchaser that (a) Schedule A accurately sets out all of the Company Shares or rights to acquire Company Shares that the Securityholder owns, beneficially or of record, directly or indirectly, or over which the Securityholder exercises control or direction, as at the date of this Agreement, (b) the Securityholder has the sole right to vote (or cause to be voted) all of the Subject Shares and has good and marketable title thereto free and clear of any liens, claims or encumbrances, and (c) none of the Subject Shares are subject to any proxy, power or attorney or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

4. Termination: The Securityholder’s obligations under this Agreement will terminate and be of no further force or effect upon the earliest to occur of (a) the mutual agreement in writing of the Purchaser and the Securityholder, (b) the Effective Time (as defined in the Arrangement Agreement), (c) the termination of the Arrangement Agreement in accordance with its terms, except that, if the Arrangement Agreement is terminated under section 7.1(a)(ii)(A) {No Shareholder Approval}, section 7.1(a)(ii)(B) {Effective Time does not occur prior to Outside Date}, section 7.1(a)(iv)(A) {Breach by the Company or Grenadier} or section 7.1(a)(iv)(B) {Material Breach of Non-Solicitation Covenant} of the Arrangement Agreement, this Agreement will not terminate pursuant to this Section 4(c) until December 31, 2026, and (d) the written notice of the Securityholder to the Purchaser if the Arrangement Agreement is amended in a manner that results in a reduction of the consideration payable per Common Share.

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5. Voting: The Securityholder agrees to vote or cause to be voted (including by written consent in lieu of a meeting) all of the Subject Shares (a) in favour of the Arrangement and any actions that could reasonably be expected to facilitate the Arrangement and the transactions contemplated by the Arrangement Agreement, and (b) to oppose any proposed action by any person that could delay, prevent, impede or frustrate the successful completion of the Arrangement or any of the transactions contemplated by the Arrangement Agreement. The Securityholder will cause all of the Subject Shares to be counted as present for the purposes of establishing quorum at any shareholder meeting held to consider those matters.

6. Deposit of Proxy: The Securityholder agrees that (a) as soon as practicable following the mailing of the Company Circular and in any event at least seven calendar days prior to the date of the Company Meeting, the Securityholder shall deliver, in accordance with the instructions set out in the Company Circular, duly completed and executed proxy or voting instruction forms, as applicable, in respect of all of the Subject Shares to cause the Subject Shares to be voted in favour of the Arrangement, and (b) such forms of proxy or voting instruction forms, as applicable, shall not be revoked or withdrawn.

7. Restrictions: The Securityholder will not (a) sell, transfer, pledge or otherwise convey any interest in any of the Subject Shares or any Stock Options (other than the exercise or conditional exercise of the Stock Options in accordance with their terms), (b) grant any proxy, power of attorney or other right to vote any of the Subject Shares, (c) exercise any statutory or other right of dissent with respect to the Arrangement, or (d) take any other action, directly or indirectly, that might reasonably be regarded as likely to reduce the success of the Arrangement or to prevent, interfere with or delay the completion of the Arrangement or any of the transactions contemplated in the Arrangement Agreement or the ability of the Securityholder to perform its obligations in this Agreement.

8. Fiduciary Capacity: Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall limit, restrict or prevent the Securityholder, in his or her capacity as a director of the Company (and not in his or her capacity as a Securityholder), from taking or refraining from taking any action, including exercising his or her fiduciary duties as a director of the Company or exercising rights available to the Company or its board of directors under the Arrangement Agreement, and no such action or inaction taken solely in that capacity shall constitute a breach of this Agreement, provided that this Section 8 shall not relieve the Securityholder of any of his or her obligations under this Agreement in his or her capacity as a Securityholder.

9. Disclosure: The Securityholder consents to the filing of this Agreement, and the disclosure of the existence and terms of this Agreement, by the Company or any other party to the Arrangement Agreement.

10. Independent Legal Advice: The Securityholder acknowledges that it has been afforded the opportunity to obtain independent legal advice with respect to the terms of this Agreement and confirms by the execution and delivery of this Agreement that it has either done so or waived its right to do so in connection with the entering into of this Agreement.

11. General: This Agreement will be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and each of the parties hereto irrevocably attorns to the jurisdiction of the courts of the Province of Ontario. This Agreement may be signed by any electronic means and in counterparts, and delivery of those counterparts may be effected by any electronic means.

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IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

INTERMAP TECHNOLOGIES CORPORATION

Per:
Name:	Patrick A. Blott	[Securityholder]
Title:	Chairman and CEO

SCHEDULE A

Securityholder Name	Company Shares	Stock Options
[●]	[●]	[●]

A-1